FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 March 2012

HSBC TO SELL MAJORITY STAKE IN MIDDLE EASTERN PRIVATE EQUITY FUND MANAGEMENT BUSINESS

HSBC Financial Services (Middle East) Limited, a wholly owned subsidiary of HSBC Holdings plc, has agreed to sell 80.1% of HSBC Private Equity Middle East Limited (HPEME) to Havenvest Partners Limited (HPL). HPL, a company set up by members of HPEME's current management team, will acquire consolidated gross assets of approximately US$3.4m on completion.

HSBC will retain a 19.9% interest in HPEME, which will be renamed on completion.

HPEME, which was established in 2002 and is one of the oldest private equity firms in the Middle East, has funds of approximately US$480m under management.

Completion of the transaction, which is expected at the end of the second quarter of 2012, is conditional upon obtaining regulatory approvals and consents from the investors in the funds advised by the business, among other matters.

Media enquiries to:

Jezz Farr	+44 (0) 20 7991 3124	jezz.farr@hsbc.com
Charles Clarke	+ 971 14 423 5640	charleswclarke@hsbc.com

Notes to editors:

1.   HSBC Private Equity Middle East Limited
HSBC Private Equity Middle East Limited ("HPEME") advises private equity funds, which invest in businesses operating in the Middle East, on behalf of HSBC and third party investors. It seeks to assist its investee companies to grow through an active approach to adding value. The business operates from Dubai. To date it has raised two funds, which have invested in 18 businesses in the Middle East.

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 23 March 2012